

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 5, 2011

<u>Via E-mail</u>
Thomas Seifert
Senior Vice President, Chief Financial Officer,
Interim Chief Executive Officer
Advanced Micro Devices, Inc.
One AMD Place
Sunnyvale, California 94088

> **Re:** **Advanced Micro Devices, Inc.**
> **Form 10-K for the fiscal year ended December 25, 2010**
> **Filed February 18, 2011**
> **File No. 001-07882**

Dear Mr. Seifert:

We have reviewed your responses dated June 10, 2011 and July 15, 2011 and we have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 25, 2010</u>

<u>Certain Relationships and Related Transactions and Director Independence, page 132</u>

1.   We note your response to prior comment 2. Please confirm, if true, that the amounts described in your disclosure on page 44 where you state "Our expenses related to GF's wafer manufacturing were $1.2 billion and related to GF's research and development activities were $114 million for the year ended December 25, 2010" represents all payments under the agreement to the related party since the beginning of your prior fiscal year.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Jay Mumford at (202) 551- 3637 with any other questions regarding our comments.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant